Cytation Corporation
                              4902 Eisenhower Blvd.
                                    Suite 185
                              Tampa, Florida 33634
                                 (813) 885-5998

                                February 21, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Ryan Rohn, Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549-7010

     RE:     CYTATION CORPORATION
             FORM 8-K ITEM 4.01
             FILED JANUARY 25, 2006
             FILE # 000-05388

Dear Mr. Rohn,

     We received your letter commenting on the Form 8-K filed on January 25, 2006 by Cytation Corporation (the "Company"). In connection with your comments we have made the changes suggested in the letter and filed them in an amended Form 8-K/A, filed via EDGAR on February 21, 2006. Specifically, we made the following changes.

     1. We have revised Item 4.01 of our Form to conform with Item 304(a)(1)(ii) of Regulation S-B by indicating whether or not the accountant's reports on financial statements for the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. In particular, we have included the disclosure for the fiscal year ended December 31, 2003, which had previously been absent. The revised Item 4.01 is attached to this letter.

     2. We have revised Item 4.01 of our Form to conform with Item 304(a)(1)(iii) of Regulation S-B by indicating whether the board of directors recommended or approved the decision to change accountants. In particular, we have noted that the board of directors did not recommend or approve of the accountant's resignation. The revised Item 4.01 is attached to this letter.

     3. We have obtained and filed an updated Exhibit 16 letter from the former accountants, which states whether the accountant agrees with the statements made in the revised Form 8-K. The accountant has indicated agreement with the statements made in the revised Form 8-K. The updated Exhibit 16.1 is attached to this letter.

     In addition, the Company acknowledges that

- it is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you should have any questions regarding our amended Form 8-K, please do not hesitate to contact me.


                                             Sincerely,


                                             /s/ Charles G. Masters
                                             -------------------------
                                             Charles G. Masters
                                             President & Chief Executive Officer
                                             Cytation Corporation


Cc:     Bush Ross, P.A.

EXHIBIT 16.1     AUDITOR'S LETTER

Radin, Glass & Co., LLP
Certified Public Accountants
360 Lexington Avenue
New York, NY 10017
212-557-7505
Fax: 212-557-7591



February 17, 2006

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

Ladies  and  Gentlemen:

We have read Item 4.01 of Form 8-K/A of Cytation Corporation, to be filed with the United States Securities and Exchange Commission on February 21, 2006, and are in agreement with the statements contained in the first four paragraphs under "Change in Registrant's Certifying Accountant." We have no basis to agree or disagree with other statements of the Registrant contained in the Form 8-K/A.


By:     /s/ Helen R. Liao
        ----------------

Name:   Helen R. Liao
        ----------------

Title:  Partner
        ----------------


Radin, Glass & Co., LLP
Certified Public Accountants

ATTACHMENT:     EXCERPT FROM FORM 8-K/A

ITEM  4.01     CHANGE  IN  REGISTRANT'S  CERTIFYING  ACCOUNTANT

     Effective as of January 20, 2006, Radin, Glass & Co., LLP resigned as the Company's auditors. The Board of Directors did not recommend or approve the resignation of Radin, Glass & Co., LLP.

     The reports of Radin, Glass & Co., LLP on the Company's consolidated financial statements for the fiscal years ended December 31, 2003 and December 31, 2004 (the "Audit Period") did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph relating to the Company's ability to continue as a going concern. During the Audit Period, the interim period through September 30, 2005, and the interim period through the effective date of resignation (the "Interim Periods"), there were no disagreements with Radin, Glass & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Radin, Glass & Co., LLP, would have caused it to make reference thereto in its reports on the Company's consolidated financial statements for such years.

     During the Audit Period and Interim Periods, the Company has had no reportable events as defined in Item 304(a)(1)(iv) of Regulation S-K.

     The Company has provided Radin, Glass & Co., LLP with a copy of the foregoing disclosures and has requested, pursuant to the rules of the United States Securities and Exchange Commission (the "Commission"), that Radin, Glass & Co., LLP provide the Company with a letter addressed to the Commission stating whether Radin, Glass & Co., LLP agrees with the statements set forth herein and, if not, stating the respects in which it does not agree. A copy of the letter from Radin, Glass & Co., LLP is attached as
Exhibit  16.1  hereto.

     Subsequently, on February 3, 2006, the Company engaged Wheeler, Herman, Hopkins & Lagor, P.A. as auditors.